                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13G/A

                   Under the Securities Exchange Act of 1934*

                                    CDC Corp
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    62022L106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 March 11, 2007
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the  appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]  Rule 13d-1(b)
         [X]  Rule 13d-1(c)
         [ ]  Rule 13d-1(d)

*The  remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and for any  subsequent  amendment  containing  information  which  would  alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the  Securities  Exchange  Act of
1934 (the "Act") or otherwise  subject to the liabilities of that section of the
Act, but shall be subject to all other  provisions of the Act (however,  see the
Notes).

-------------------------------------------------------------------------------------------------------------------
CUSIP No.                           62022L106
-------------------------------------------------------------------------------------------------------------------

          1             NAME OF REPORTING PERSON
                        I.R.S.  IDENTIFICATION  NO.  OF ABOVE  PERSON
                        (entities only)

1                       Jayhawk China Fund (Cayman), Ltd. (98-0170144)

----------------------- -----------------------------------------------------------------------------------------------

          2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                        (See Instructions)

                        (a) [ ]

                        (b) [X]

----------------------- -----------------------------------------------------------------------------------------------

          3             SEC USE ONLY

----------------------- -----------------------------------------------------------------------------------------------

          4             CITIZENSHIP OR PLACE OF ORGANIZATION
                        Cayman Islands

----------------------- -------------- --------------------------------------------------------------------------------

                              5        SOLE VOTING POWER
   NUMBER OF SHARES                    0
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
        WITH:
                        -------------- --------------------------------------------------------------------------------

                              6        SHARED VOTING POWER
                                       8,815,393

                        -------------- --------------------------------------------------------------------------------

                              7        SOLE DISPOSITIVE POWER
                                       0

                        -------------- --------------------------------------------------------------------------------

                              8        SHARED DISPOSITIVE POWER
                                       8,815,393

----------------------- -----------------------------------------------------------------------------------------------

          9             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        8,815,393 (see Item 4)

----------------------- -----------------------------------------------------------------------------------------------

          10            CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions)  [   ]
                        Not Applicable

----------------------- -----------------------------------------------------------------------------------------------

          11            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                        8.52% *
----------------------- -----------------------------------------------------------------------------------------------

          12            TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                        PN
----------------------- -----------------------------------------------------------------------------------------------
* Based on 103,492,176  outstanding  shares of common stock, par value $0.01 per share,  calculated by subtracting 106,401,376 shares of common stock outstanding as of December 31, 2006, as reported by CDC Corp on its Form 20-F, as filed with the Securities and Exchange  Commission on July 2, 2007,  less the repurchase of
2,909,200  shares of common  stock by CDC Corp as  reported  on its Form 6-F, as filed with the Securities and Exchange Commission on January 3, 2008.

CUSIP No.                           62022L106
-------------------------------------------------------------------------------------------------------------------

          1             NAME OF REPORTING PERSON
                        I.R.S.  IDENTIFICATION  NO.  OF ABOVE  PERSON
                        (entities only)

                        Buffalo Jayhawk China Fund (20-5666241)

----------------------- -----------------------------------------------------------------------------------------------

          2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                        (See Instructions)

                        (a) [ ]

                        (b) [X]

----------------------- -----------------------------------------------------------------------------------------------

          3             SEC USE ONLY

----------------------- -----------------------------------------------------------------------------------------------

          4             CITIZENSHIP OR PLACE OF ORGANIZATION
                        Delaware

----------------------- -------------- --------------------------------------------------------------------------------

                              5        SOLE VOTING POWER
   NUMBER OF SHARES                    0
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
        WITH:
                        -------------- --------------------------------------------------------------------------------

                              6        SHARED VOTING POWER
                                       166,500

                        -------------- --------------------------------------------------------------------------------

                              7        SOLE DISPOSITIVE POWER
                                       0

                        -------------- --------------------------------------------------------------------------------

                              8        SHARED DISPOSITIVE POWER

                                       166,500
----------------------- -----------------------------------------------------------------------------------------------

          9             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        166,500 (see Item 4)

----------------------- -----------------------------------------------------------------------------------------------

          10            CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions)  [   ]
                        Not Applicable

----------------------- -----------------------------------------------------------------------------------------------

          11            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                        0.16% *

----------------------- -----------------------------------------------------------------------------------------------

          12            TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                        IV
----------------------- -----------------------------------------------------------------------------------------------
* Based on 103,492,176  outstanding  shares of common stock, par value $0.01 per share,  calculated by subtracting 106,401,376 shares of common stock outstanding as of December 31, 2006, as reported by CDC Corp on its Form 20-F, as filed with the Securities and Exchange  Commission on July 2, 2007,  less the repurchase of
2,909,200  shares of common  stock by CDC Corp as  reported  on its Form 6-F, as filed with the Securities and Exchange Commission on January 3, 2008.

-------------------------------------------------------------------------------------------------------------------
CUSIP No.                           16937A101
-------------------------------------------------------------------------------------------------------------------

          1             NAME OF REPORTING PERSON
                        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                        (entities only)

                        Jayhawk Capital Management, L.L.C. (48-1172612)

----------------------- -----------------------------------------------------------------------------------------------

          2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                        (See Instructions)

                        (a) [ ]

                        (b) [X]

----------------------- -----------------------------------------------------------------------------------------------

          3             SEC USE ONLY

----------------------- -----------------------------------------------------------------------------------------------

          4             CITIZENSHIP OR PLACE OF ORGANIZATION
                        Delaware

----------------------- -------------- --------------------------------------------------------------------------------

                              5        SOLE VOTING POWER
   NUMBER OF SHARES                    0
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
        WITH:

                        -------------- --------------------------------------------------------------------------------

                              6        SHARED VOTING POWER
                                       8,981,893*

                        -------------- --------------------------------------------------------------------------------

                              7        SOLE DISPOSITIVE POWER
                                       0

                        -------------- --------------------------------------------------------------------------------

                              8        SHARED DISPOSITIVE POWER
                                       8,981,893*

----------------------- -----------------------------------------------------------------------------------------------

          9             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        8,981,893 (see Item 4)*

----------------------- -----------------------------------------------------------------------------------------------

          10            CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions)  [   ]
                        Not Applicable

----------------------- -----------------------------------------------------------------------------------------------

          11            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                        8.68% **

----------------------- -----------------------------------------------------------------------------------------------

          12            TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                        OO
----------------------- -----------------------------------------------------------------------------------------------
* Includes  8,815,393 shares of common stock, par value $0.01 per share, held by
Jayhawk China Fund  (Cayman),  Ltd. and 166,500 shares of common stock par value
$0.01 per share, held by Buffalo Jayhawk China Fund.

** Based on 103,492,176  outstanding shares of common stock, par value $0.01 per share,  calculated by subtracting 106,401,376 shares of common stock outstanding as of December 31, 2006, as reported by CDC Corp on its Form 20-F, as filed with the Securities and Exchange  Commission on July 2, 2007,  less the repurchase of
2,909,200  shares of common  stock by CDC Corp as  reported  on its Form 6-F, as filed with the Securities and Exchange Commission on January 3, 2008.

-------------------------------------------------------------------------------------------------------------------
CUSIP No.                           16937A101
-------------------------------------------------------------------------------------------------------------------

          1             NAME OF REPORTING PERSON
                        I.R.S.  IDENTIFICATION  NO.  OF ABOVE  PERSON
                        (entities only)

                        Kent C. McCarthy

----------------------- -----------------------------------------------------------------------------------------------

          2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                        (See Instructions)

                        (a) [ ]

                        (b) [X]

----------------------- -----------------------------------------------------------------------------------------------

          3             SEC USE ONLY

----------------------- -----------------------------------------------------------------------------------------------

          4             CITIZENSHIP OR PLACE OF ORGANIZATION

                        United States of America

----------------------- -------------- --------------------------------------------------------------------------------

                              5        SOLE VOTING POWER
   NUMBER OF SHARES
BENEFICIALLY OWNED BY                  0
EACH REPORTING PERSON
        WITH:
                        -------------- --------------------------------------------------------------------------------

                              6        SHARED VOTING POWER
                                       8,981,893*

                        -------------- --------------------------------------------------------------------------------

                              7        SOLE DISPOSITIVE POWER
                                       0

                        -------------- --------------------------------------------------------------------------------

                              8        SHARED DISPOSITIVE POWER
                                       8,981,893*

----------------------- -----------------------------------------------------------------------------------------------

          9             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        8,981,893 (see Item 4)*

----------------------- -----------------------------------------------------------------------------------------------

          10            CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions)  [   ]
                        Not Applicable

----------------------- -----------------------------------------------------------------------------------------------

          11            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                        8.68% **

----------------------- -----------------------------------------------------------------------------------------------

          12            TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                        IN
----------------------- -----------------------------------------------------------------------------------------------
* Includes  8,815,393 shares of common stock, par value $0.01 per share, held by
Jayhawk China Fund  (Cayman),  Ltd. and 166,500 shares of common stock par value
$0.01 per share, held by Buffalo Jayhawk China Fund.

** Based on 103,492,176  outstanding shares of common stock, par value $0.01 per share,  calculated by subtracting 106,401,376 shares of common stock outstanding as of December 31, 2006, as reported by CDC Corp on its Form 20-F, as filed with the Securities and Exchange  Commission on July 2, 2007,  less the repurchase of
2,909,200  shares of common  stock by CDC Corp as  reported  on its Form 6-F, as filed with the Securities and Exchange Commission on January 3, 2008.

This Schedule 13G is being filed jointly by Kent C.  McCarthy,  Jayhawk  Capital
Management,  L.L.C.  ("JCM"),  Jayhawk  China Fund (Cayman)  Ltd.  ("JCF"),  and
Buffalo Jayhawk China Fund ("BJCF").

Item 4   Ownership:

JCM is the manager and  investment  advisor of JCF and the  sub-advisor of BJCF.
Mr.  McCarthy  is the  manager of JCM.  As a result of the  relationship  of Mr.
McCarthy to JCM and the  relationship of JCM to JCF, each of Mr.  McCarthy,  JCM and JCF may be deemed to have shared  power to vote,  or direct the vote of, and dispose,  or direct the disposition of, the common stock reported herein as held by  JCF.  As a  result  of the  relationship  of Mr.  McCarthy  to JCM  and  the relationship of JCM to BJCF, each of Mr. McCarthy, JCM and BJCF may be deemed to have shared  power to vote,  or direct the vote of, and  dispose,  or direct the disposition of, the common stock reported herein as held by BJCF.

The information below is as of the date of this filing.

(a) Amount beneficially owned:
         1. Jayhawk  China Fund  (Cayman),  Ltd.:  8,815,393
         2. Buffalo  Jayhawk China Fund: 166,500
         3. Jayhawk Capital Management,  L.L.C.: 8,981,893 *
         4. Kent C. McCarthy: 8,981,893 *

(b) Percent of class:
         1. Jayhawk China Fund (Cayman),  Ltd.:  8.52%
         2. Buffalo  Jayhawk China Fund:  0.16%
         3. Jayhawk Capital  Management,  L.L.C.:  8.68%
         4. Kent C. McCarthy: 8.68%

(c) Number of shares as to which the person has:

     (i)  Sole  power to vote or to  direct  the vote:
        1. Jayhawk  China  Fund Cayman,  Ltd.: 0
        2. Buffalo  Jayhawk China Fund: 0
        3. Jayhawk  Capital Management, L.L.C.: 0
        4. Kent C. McCarthy: 0

     (ii) Shared  power to vote or  direct  the  vote:
         1. Jayhawk  China  Fund (Cayman),  Ltd.:  8,815,393
         2. Buffalo  Jayhawk China Fund:  166,500
         3. Jayhawk Capital  Management,  L.L.C.:  8,981,893*
         4. Kent C. McCarthy: 8,981,893 *

     (iii) Sole power to dispose or to direct the disposition of:

        1. Jayhawk China Fund Cayman, Ltd.: 0
        2. Buffalo Jayhawk China Fund: 0
        3. Jayhawk Capital Management, L.L.C.: 0
        4. Kent C. McCarthy: 0

     (iv) Shared  power to dispose or to direct the  disposition  of:
        1. Jayhawk China Fund (Cayman),  Ltd.:  8,815,393
        2. Buffalo  Jayhawk China Fund: 166,500
        3. Jayhawk Capital Management,  L.L.C.: 8,981,893 *
        4. Kent C. McCarthy: 8,981,893 *

* Includes  8,815,393 shares of common stock, par value $0.01 per share, held by
Jayhawk China Fund  (Cayman),  Ltd. and 166,500 shares of common stock par value
$0.01 per share, held by Buffalo Jayhawk China Fund.

** Percent of class is based on 103,492,176  outstanding shares of common stock, par value  $0.01 per share,  calculated  by  subtracting  106,401,376  shares of common stock outstanding as of December 31, 2006, as reported by CDC Corp on its
Form 20-F, as filed with the Securities and Exchange Commission on July 2, 2007, less the repurchase of 2,909,200  shares of common stock by CDC Corp as reported on its Form 6-F, as filed with the Securities and Exchange Commission on January
3, 2008.

Item 10   Certification:

     By signing  below each party  certifies  that, to the best of its knowledge and belief, the securities  referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing  the control of the  issuer  of the  securities  and  were  not  acquired  and are  not  held in connection  with or as a participant in any  transaction  having that purpose or effect.

                                    SIGNATURE

         After  reasonable  inquiry and to the best of my knowledge  and belief, the parties below certify that the  information  set forth in this  statement is true, complete and correct.

Dated:   March 19, 2008

                                        /s/ Kent C. McCarthy
                                   ---------------------------------------------
                                   Kent C. McCarthy

                                   Jayhawk Capital Management, L.L.C.

                                   By:  /s/ Kent C. McCarthy
                                      ------------------------------------------
                                   Name:  Kent C. McCarthy
                                   Title:    Managing Member

                                   Jayhawk China Fund (Cayman), Ltd.

                                       By: Jayhawk Capital Management, L.L.C.,
                                            Its manager

                                            By:  /s/ Kent C. McCarthy
                                               ---------------------------------
                                            Name:  Kent C. McCarthy
                                            Title:    Managing Member

                                   Buffalo Jayhawk China Fund

                                       By: Jayhawk Capital Management, L.L.C.,
                                            Its sub-advisor

                                            By: /s/ Kent C. McCarthy
                                               ---------------------------------
                                            Name:  Kent C. McCarthy
                                            Title:    Managing Member

                                                                     Exhibit A

             AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G/A

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended,  the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G/A (including  amendments thereto) with respect to the  Common  Stock,  par value  $0.001  per share,  of  Security &  Surveillance
Technology,  Inc.,  and  further  agree that this  Agreement  be  included as an exhibit to such filings.

     In evidence  whereof,  the  undersigned  have caused this  Agreement  to be executed on their behalf this 19th day of March, 2008.

                                        /s/ Kent C. McCarthy
                                       -----------------------------------------
                                       Kent C. McCarthy

                                       Jayhawk Capital Management, L.L.C.

                                       By:  /s/ Kent C. McCarthy
                                          --------------------------------------
                                       Name:  Kent C. McCarthy
                                       Title:    Managing Member

                                       Jayhawk China Fund (Cayman), Ltd.

                                           By: Jayhawk Capital Management, L.L.C.,
                                                Its manager

                                                By: /s/ Kent C. McCarthy
                                                   -----------------------------
                                                Name:  Kent C. McCarthy
                                                Title:    Managing Member

                                       Buffalo Jayhawk China Fund

                                           By: Jayhawk Capital Management, L.L.C.,
                                                Its sub-advisor

                                                By:  /s/ Kent C. McCarthy
                                                   -----------------------------
                                                Name:  Kent C. McCarthy
                                                Title:    Managing Member